Insurance Products – Branch 20

40-33

811-04419

AEGON Transamerica fund advisers
570 Carillon Parkway
St. Petersburg, Florida 33716-1202
727-299-1800

02068075

January 8, 2003

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of AEGON/Transamerica Series Fund, Inc. (formerly WRL Series Fund, Inc.) (the "Fund"), enclosed is a copy of a complaint filed by beneficial owner of the Fund's shares, on behalf of himself and all similarly situated investors, in the U.S. District Court for the Northern District of Georgia (Civ. Action No. 1-01-CV-2617-CAP). The complaint is being filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions regarding this filing, please contact me at 727.299.1824.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

John K. Carter

John K. Carter
General Counsel, Vice President and Secretary

Enclosure

UNITED STATES DISTRICT COURT FOR THE
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all others similarly situated, Plaintiff, - against - AEGON USA, INC., WMA SECURITIES, INC., WORLD MONEY GROUP, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY, TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY, ABC CORP., INC. 1 through ABC CORP., INC. 99, LMN CORP., INC. 1 through LMN CORP., INC. 99, and XYZ CORP., INC. 1 through XYZ CORP., INC. 99, Defendants.	Civil Action No. 1-01-CV-2617-CAP CLASS ACTION

CONSOLIDATED COMPLAINT

Plaintiffs allege this class action complaint based upon personal knowledge as to themselves, their own acts and the acts and statements of defendants in which they participated directly; including the communications with, representations made, and documentation and information provided to plaintiffs by defendants in the ordinary course of business; and the investigation of their counsel. Counsels' investigation conducted on plaintiffs' behalf, included, among other things: (i) an analysis of publicly-available news articles and reports; (ii) a review and analysis of public filings, including but not limited to any by defendants; (iii) press releases issued by defendants, and (iv) other matters of public record. The allegations as to all other matters are based upon investigation by plaintiffs' attorneys and research of the applicable law with respect to the claims asserted herein.

NATURE OF THE CASE

1. This class action arises from defendant's sale of deferred annuities to members of the public. Deferred annuities are marketed to, and often purchased by, people who use them as investments for their retirement years. This type of investment has become extraordinarily popular. Sales of variable deferred annuities -- which offer investment returns linked to stock market performance, similar to mutual funds -- reportedly have increased from the $25 to $30 billion range in 1992 to approximately $100 billion or more.

2. The variable annuities at issue here are securities which have been registered with the United States Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. Hence, they are subject to the securities laws.

3. Deferred annuities have no place, however, in tax-deferred retirement accounts such as IRAs or 401(k)s which already have these very same tax benefits. Nevertheless defendants actively marketed, through material misrepresentations and omissions, their deferred annuity products for placement in such tax-deferred plans.

4. The main selling point of deferred annuities is that earnings on investments contained in such annuities accumulate on a tax-deferred basis. ***Deferred annuities sold by defendants are never appropriate investments for***

placement in tax-deferred retirement plans, because earnings on any investment placed in such plans are already tax-deferred, and purchase of a deferred annuity simply increases costs without any additional economic benefit.

5. Defendants charge double, triple, or more, the normal commission rate for regular investment products (like mutual funds or individual securities) for variable annuities. Moreover, because of the subtraction of annual management and carrying fees, calculated as a percent of total assets in the account, purchasers are deprived of up to one-third of their total account value (compared to a regular investment) over the years, and are not informed that the circumstances under which the insurance features for which they are paying fees would have any value are remote.

6. Deferred annuities are even less appropriate for older persons who are required by law to commence withdrawing monies from their tax-deferred investment accounts by age seventy and one-half. Such forced withdrawals defeat the entire purpose of the annuity and the front loading of expense in such accounts.

7. Despite the fact that the deferred annuities sold by defendants are never appropriate investments for qualified retirement plans, defendants actively recommended and sold these products to individuals and small business owners for use in tax-deferred retirement plans.

8. The retirement savings market in the United States has undergone a revolution over the last two decades. Instead of guaranteed lifetime pension benefits, calculated based on retirees' life expectancies, today's retirement plans focus on maximizing asset accumulation for retirement. Investment growth on a tax-deferred basis accordingly has become an important goal. An investor who

has contributed the annual maximum amount to his tax-deferred qualified plan(s) can invest unlimited additional sums on a tax-deferred basis through the purchase of a deferred annuity.

9. A "deferred annuity" -- the type of annuity at issue in this complaint -- has an accumulation (or investment) phase during which the purchaser invests money and allows the value of the account to grow (depending on the type of investment vehicle that is chosen); and then a payout period during which the purchaser must redeem the amounts contributed and earned, with one such payout option being an annuity.

10. Deferred annuities typically contain two insurance features: an annuity payout option, as described above (other payout options, such as lump-sum or systematic withdrawal, are much more popular); and a "death benefit" to ensure that, if the account owner dies during the investment period, the heirs receive some defined investment value (usually, the principal amount invested) even if the investment has declined in value during that time. In practice, the circumstances under which the insurance features of a deferred annuity will have value are remote because (a) on average, fewer than 1 percent of deferred annuity owners choose to exercise the annuity payout option at the end of the investment period and (b) of the contracts "surrendered" during the investment phase due to the death of the account owner, few, if any, suffered investment losses of such a magnitude that any meaningful death benefit is paid. This is particularly true because the insurance companies insist on vetting all investment products purchased in these accounts to insure that these accounts are managed conservatively.

11. Because of their insurance features, deferred annuities are

deemed to be mortality products, and as such enjoy a privileged status under the income tax laws. Beginning with the Income Tax Law of 1913 (the first income tax statute promulgated pursuant to the Sixteenth Amendment) and continuously at all times thereafter, the Internal Revenue Code has provided that annuities are treated as an instrument of insurance. Most significantly, this means that annuity earnings (interest, dividends, or capital gains) accumulate on a tax-deferred basis. I.R.C. §72. This is true regardless of whether the contract owner elects to exercise his option to purchase an annuity at the end of the investment period.

12. Because of their tax-deferred status, deferred annuities are potentially attractive financial products to people seeking tax-deferral for their retirement investments (and may be appropriate for those who have already made their maximum contributions to IRAs or other qualified retirement plans available to them). However, the price of such tax-deferral is the very substantial fees charged by the sellers of deferred annuities -- fees that substantially exceed the fees charged for similar non-annuity investment products like mutual funds. Over time, these fees can reduce the amounts earned in the account by as much as <u>one-third</u>.

13. Although deferred annuities may be appropriate investments for some retirement plans, there is one category of retirement plans for which the deferred annuities sold by defendants are never appropriate: contributory plans and accounts which themselves <u>already</u> enjoy tax-deferred status (and are thus "qualified") under the Internal Revenue Code. These include many of the most popular and common plans for retirement investing: Individual Retirement Accounts (IRA), Keogh and 401 (k) plans, and other accounts treated similarly by the tax code. Collectively, these are referred to as "qualified retirement plans." (An

individual purchases an annuity "contract," and a participant in a group retirement plan invested in a deferred annuity holds a "certificate," evidencing his rights to an account balance in the contract's fixed accounts and/or unit interests in variable subaccounts offered within the deferred annuity.)

14. Some companies, including defendants in this action, specifically have their employees market and sell deferred annuities to people who are investing for their IRAs, Keoghs, 401(k)s, or other qualified retirement plans.

15. Defendants' viewed as prime prospects unsophisticated investors who are leaving employment and need a rollover IRA in which to place the proceeds of their employers' qualified retirement plans while preserving its tax-deferred status. Because the proceeds are substantial lump sums such persons are prime targets. Defendants also target: (a) small businesses, where decision-makers responsible for setting up 401 (k) and other qualified retirement plans are less likely to be financially sophisticated, and (b) the employees of nonprofit organizations, hospitals, educational institutions, and state and local governmental units, who are equally unsophisticated and have lump sum payments funding 403(b) and 457 plans.

16. Many people who are making investments for their retirement -- particularly those who have changed jobs and are rolling over a large lump-sum qualified plan distribution into an IRA -- are unaware of the financial, tax, and investment aspects of deferred annuities. Defendants, who are advisors and fiduciaries with superior knowledge about these matters and accordingly are trusted by their customers, nevertheless mislead these customers into purchasing inappropriate and unsuitable deferred annuities for placement into qualified

retirement plans. (It should be noted that companies other than defendants that sell deferred annuities, the Fidelity group of companies for example, are careful not to market their deferred annuities for placement in any qualified retirement plan.)

17. Defendants' written sales presentation materials, materials, contracts, and prospectuses affirmatively mislead prospective customers into believing that deferred annuities may be appropriate investments for placement into qualified retirement plans, and fail to disclose the inappropriateness and unsuitability of such investments and the highly remote circumstances in which the expensive insurance features can provide any value, as more fully particularized below. Defendants have entered into a common course of conduct to effectuate these profitable sales throughout the nation. These practices violate the Securities Act of 1933 and the Investment Company Act of 1940.

18. Plaintiffs are among those who have been injured and damaged by defendants' unlawful conduct.

PARTIES

19. Court appointed lead plaintiff Jeffery L. Johnson is a citizen and resident of the State of Georgia. In or about June 2000, he purchased from defendants, for a WMAS IRA account, a deferred variable annuity product of the "Insurance Company Defendants" (as defined below). Mr. Johnson incorporates by reference his original plaintiff's certification previously filed with his original complaint in this action.

20. Plaintiff Mary Kathleen Hughes is a citizen and resident of the State of California. On or about October 21, 1999, she purchased from defendants a deferred variable annuity product of the Insurance Company Defendants.

21. Plaintiff Carolyn Gerin is a citizen and resident of the State of California. On or about December 6, 1999, she purchased from defendants a deferred variable annuity product of the Insurance Company Defendants.

22. Defendant WMA Securities, Inc. ("WMAS") is incorporated under the laws of the State of Georgia and is a citizen of the State of Georgia with its principal place of business in Duluth, Georgia.

23. WMAS is a licensed broker-dealer, and during the relevant time period was a member of the NASD.

24. WMAS is in the top one percent of all broker-dealers nationwide based on the number of its registered representatives.

25. Defendant World Money Group, Inc. is the parent company of WMAS.

26. Defendant AEGON USA, Inc. ("AEGON USA") is incorporated under the laws of the State of Iowa and has its headquarters in Baltimore, Maryland.

27. AEGON USA is the United States operating arm and a subsidiary of AEGON N.V., a Netherlands-based multinational financial services conglomerate. (For example, AEGON USA owns insurance giant Transamerica Corporation.) AEGON N.V. is headquartered in The Hague, Netherlands and it is one of the ten largest insurance groups worldwide.

28. AEGON USA, through its subsidiaries, develops, markets and underwrites fixed and variable annuities for sale through a diverse network of distribution channels. The fixed and variable annuities pertinent to this action are offered for sale through banks, brokerage houses (including defendant WMAS) and

other financial institutions.

29. AEGON USA transacts business throughout the United States, including the State of Georgia, through its subsidiaries which are its operating companies.

30. Defendant AEGON Financial Services Group, Inc. ("AEGON Financial") is an indirect, wholly-owned subsidiary of AEGON USA.

31. AEGON Financial is organized under the laws of the State of Minnesota, is headquartered in Iowa, and transacts business throughout the United States, including the State of Georgia, through its operating company subsidiaries.

32. AEGON Financial distributes and markets fixed and variable annuities for AEGON USA. AEGON Financial focuses on serving major financial institution accounts.

33. Defendant AFSG Securities Corporation ("AFSG Securities") is an indirect, wholly-owned subsidiary of AEGON USA.

34. AFSG Securities is organized under the laws of the State of Pennsylvania and is headquartered in Iowa.

35. AFSG Securities underwrites variable annuities for AEGON USA through AEGON Financial and others. It is one of the principal underwriters of the variable annuity contracts at issue here which were sold within the State of Georgia. It also distributes variable annuities for the AEGON group.

36. AFSG Securities is a broker-dealer and a member of the NASD.

37. Defendant PFL Life Insurance Company ("PFL") is an indirect, wholly-owned subsidiary of AEGON USA.

38. Defendant PFL is organized under the laws of the State of Iowa,

is headquartered in Cedar Rapids, Iowa, and as of June 2000 (the time of the sale of the contracts at issue here) it conducted business in 49 states including the State of Georgia.

39. PFL underwrites insurance annuity products marketed by AEGON USA.

40. Defendant AUSA Life Insurance Company, Inc. ("AUSA Life") is an indirect, wholly-owned subsidiary of AEGON USA.

41. AUSA Life is domiciled in the State of New York, with its home office in Purchase, New York, and it is an active corporation registered and in good standing with the Georgia Secretary of State.

42. AUSA Life markets annuities for AEGON USA.

43. Defendant Western Reserve Life Assurance Co. of Ohio ("WRL" or "Western Reserve") is an indirect, wholly-owned subsidiary of AEGON USA.

44. WRL is organized under the laws of the State of Ohio, currently is headquartered in Florida, and it is an active corporation registered and in good standing with the Georgia Secretary of State.

45. WRL underwrites variable annuities for AEGON USA and it was a principal underwriter for the variable annuities at issue here. It issued the prospectuses at issue here.

46. WRL Series Fund, Inc. is an issuer of the variable annuity accounts at issue here.

47. Defendant Bankers United Life Assurance Company ("Bankers Life") is an indirect, wholly-owned subsidiary of AEGON USA.

not correct

48. Bankers Life is organized under the laws of the State of Iowa, is headquartered in Iowa, and it is an active corporation registered and in good standing with the Georgia Secretary of State.

49. Bankers Life underwrites variable annuities for AEGON USA.

50. Defendant Transamerica Life Insurance and Annuity Company is, upon information and belief, an indirect, wholly-owned subsidiary of AEGON USA.

51. Defendant Transamerica Life Insurance and Annuity Company markets and sells the variable annuities at issue here.

52. Defendants ABC Corp., Inc. 1 through ABC Corp., Inc. 99 are the other entities, owned or controlled directly or indirectly by AEGON USA, which (like AFSG Securities, for example) also underwrite annuity policies for AEGON USA and/or enter into contracts with broker-dealers and other financial institutions for them to distribute these annuity policies.

53. Defendants LMN Corp., Inc. 1 through LMN Corp., Inc. 99 are the other entities, owned or controlled directly or indirectly by AEGON USA, which (like PFL for example in its distribution and marketing capacity) distribute and market fixed and variable annuities for AEGON USA.

54. Defendants XYZ Corp., Inc. 1 through XYZ Corp., Inc. 99 are the other broker-dealers and other financial institutions which (like WMAS) distribute fixed and variable annuities for (directly or indirectly) AEGON USA.

55. AEGON USA, AEGON Financial, AFSG Securities, PFL, AUSA Life, WRL, Bankers Life, Transamerica Life Insurance and Annuity Company, ABC Corp., Inc. 1 through ABC Corp., Inc. 99, and LMN Corp., Inc. 1

through LMN Corp., Inc. 99, shall be referred to collectively as the "Insurance Company Defendants".

56. All defendants will be referred to collectively as the "defendants."

57. WMAS marketed and sold insurance products, including the variable annuity products at issue herein, which were developed and underwritten by the Insurance Company Defendants.

ADDITIONAL JURISDICTION AND VENUE ALLEGATIONS

58. The Insurance Company Defendants are inextricably intertwined with each other. All the Insurance Company Defendants (other than AEGON USA) function as operating subsidiaries of AEGON USA.

59. Written advertising materials, sales presentation materials, prospectuses, statements of additional information, disclosures, and other written materials used in connection with the sale of the defendants' insurance annuity products to the public, are developed, approved, and disseminated by the Insurance Company Defendants.

60. AEGON USA refers to its wholly-owned subsidiaries, whether directly or indirectly owned, as "operating divisions."

61. The Insurance Company Defendants collectively conduct business in all 50 states including the State of Georgia.

62. Defendant WMAS has an agreement with WRL on behalf of the Insurance Company Defendants under which WMAS markets and sells the variable annuity products at issue herein.

63. The variable annuity products at issue here are sold throughout

the United States including within the State of Georgia.

CLASS ACTION ALLEGATIONS

64. Plaintiffs bring this action on behalf of themselves and all others similarly situated as a class action pursuant to Federal Rules of Civil Procedure 23(a) and 23(b)(3) on behalf of the following Class: a Class consisting of all persons who, from October 1, 1998 through October 1, 2001 inclusive, purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, issued, underwritten, marketed or sold by one of the defendants, which was used to fund a contributory (not defined benefit) retirement plan or arrangement qualified for favorable income tax treatment pursuant to Internal Revenue Code sections 401(a), 401(k), 403(a), 403(b), 408(a), 408(b), 408(k), 408(p), 408A, or 457. Excluded from the class are defendants, officers, directors, and agents of the defendants, members of their immediate families, their legal representatives, heirs, successors or assigns, and any entity in which any of the defendants or any excluded person has a controlling interest.

65. The Class is composed of at least thousands of individuals, the joinder of whom in one action is impracticable, and the disposition of their claims in a class action will provide substantial benefits both to the parties and the Court.

66. This action is properly maintainable as a class action for the following reasons:

(a) The class consists of at least thousands of people and is thus so numerous that joinder of all members is impracticable.

(b) There is a well-defined community of interest among class members in the questions of law or fact affecting the class which predominate over questions affecting only individual members. Those common questions include but are not limited to:

(i) Whether defendants violated the federal securities law through the acts alleged herein and harmed the members of the Class;

(ii) Whether defendants violated the Investment Company Act of 1940 through the acts alleged herein and harmed the members of the Class;

(iii) Whether each defendant participated in the course of conduct complained hereof;

(iv) Whether each defendant profited by the wrongful conduct alleged herein;

(v) Whether plaintiffs and other members of the class have sustained damages, and the proper measure of damages;

(vi) Whether plaintiffs and other members of the class are entitled to the injunctive and declaratory relief, and the reformation of the annuities, requested herein.

(c) The claims asserted by plaintiffs are typical of the claims of class members.

(d) Plaintiffs are members of the Class and will fairly and adequately protect the interests of the class. They have no interests antagonistic to those of the other class members. Plaintiffs have retained as counsel attorneys who are knowledgeable and experienced in securities litigation and in insurance industry trade practices and sales methods, as well as class and complex litigation.

(e) A class action is superior to other available methods for the fair and efficient adjudication of this controversy for at least the following reasons:

(i) Given the size of individual class members' claims, most class members could not afford to seek legal redress individually for the wrongs the defendants committed against them;

(ii) When defendants' liability has been adjudicated, claims of all class members can be determined by the Court;

(iii) This action will cause an orderly and expeditious administration of the class claims and foster economies of time, effort and expense and ensure uniformity of decisions;

(iv) Without a class action, many class members would continue to suffer damages, and defendants' violations of law will be without redress while defendants continue to reap and retain the substantial proceeds of their wrongful conduct; and

(v) This action does not present any undue difficulties that would impede its management by the Court as a class action.

(vi) The names and addresses of the members of the Class can be ascertained from the books and records of defendants or its agents.

67. Plaintiffs seek damages, including return of the excessive and unreasonable fee amounts paid by plaintiffs and other members of the class, and reformation of plaintiffs and other members of the class' investment contracts to place them in the investment positions they would enjoy if they had not been deceived into investing in defendants' inappropriate and unsuitable deferred annuities. Plaintiffs also seek injunctive relief prohibiting defendants from

continuing to engage in such practices and from charging surrender fees to any class member terminating a deferred annuity contract, and otherwise, as described below.

The Solicitation and Sale of the Plaintiffs' Variable Annuity Contracts

68. In or about June 2000, court appointed lead plaintiff Jeffery Johnson asked Marcy Blochowiak, a registered account representative with WMA Securities, Inc., to recommend a good investment for an IRA rollover account ("IRA").

69. Ms. Blochowiak at all relevant times was acting on behalf of the defendants.

70. Ms. Blochowiak recommended to Jeffery Johnson that he fund his IRA with the WRL variable annuity (which is a tax-deferred variable annuity).

71. Jeffery Johnson was told by Ms. Blochowiak that a tax-deferred variable annuity was an appropriate and suitable investment for placement in an IRA.

72. The uniform written advertising, sales materials, prospectus, and written disclosure statement given to Mr. Johnson by the defendants stated that a tax-deferred variable annuity was an appropriate and suitable investment for placement in an IRA.

73. WMAS and the other defendants did not disclose to Mr. Johnson in either the uniform written advertising, sales materials, prospectus, and written disclosure statement (or otherwise) the following material facts, including that:

(a) a deferred annuity is always an inappropriate and unsuitable investment for placement in a tax-deferred retirement plan, because among other things earnings on any investment placed in such plans are already tax-deferred.

(b) the deferred annuities defendants sell are never appropriate investments for, and are always unsuitable investments for, placement into the purchasers' tax-deferred qualified retirement plans.

(c) tax benefits (at least as great as those obtained from a variable annuity) were available from an investment in every one of the following types of contributory (not defined benefit) retirement plans or arrangements qualified for favorable income tax treatment pursuant to Internal Revenue Code sections 401(a), 401(k), 403(a), 403(b), 408(a), 408(b), 408(k), 408(p), 408A, or 457 (all of which are part of the Class definition and include IRAs and 401ks).

(d) The tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary.

(e) Defendants did not disclose that the compound effect of the unnecessary unreasonable and excessive commissions, fees and charges paid for defendants' tax-deferred variable annuities can, over the course of a few decades -- not counting any surrender fees -- consume as much as one-third of a retirement investor's account.

74. On or about June 16, 2000, Mr. Johnson opened an IRA account with WMAS.

75. On or about June 16, 2000, Mr. Johnson purchased from defendants for his WMAS IRA account a WRL qualified annuity in the amount of approximately $48,863.75, which WMAS caused WRL (on behalf of itself and the

other defendants) to issue to Jeffery L. Johnson. The policy number was 15s3164004.

76. Jeffery Johnson has received quarterly statements from the Insurance Company Defendants on behalf of all defendants.

77. WMAS and Ms. Blochowiak on behalf of WMAS received copies of the quarterly statements for Jeffery L. Johnson, which were sent to WMAS and Ms. Blochowiak by the Insurance Company Defendants.

78. In the Fall of 1999, a registered representative (who initially was with First Associated Securities Group, Inc. and then was with First Securities USA, Inc.) recommended to Ms. Hughes and Ms. Gerin, respectively, that they each fund their tax-deferred IRA with a WRL tax-deferred variable annuity.

79. Both First Associated Securities Group, Inc. and First Securities USA, Inc. and the registered representative at all relevant times were acting on behalf of the Insurance Company Defendants.

80. On or about October 21, 1999, Ms. Hughes purchased from defendants for her IRA account a WRL qualified, tax-deferred variable annuity which First Associated Securities Group, Inc. caused WRL (on behalf of itself and the other defendants) to issue to Ms. Hughes.

81. On or about December 6, 1999, Ms. Gerin purchased from defendants for her IRA account a WRL qualified, tax-deferred variable annuity which First Securities USA, Inc. caused WRL (on behalf of itself and the other defendants) to issue to Ms. Gerin.

DEFENDANTS' MATERIAL MISREPRESENTATIONS AND OMISSIONS

82. In May 1999, the NASD issued NASD Notice to Members 99-35, entitled "The NASD Reminds Members of Their Responsibilities Regarding the Sales of Variable Annuities" (which is incorporated herein by reference).

83. NASD Notice to Members 99-35 expressly stated that it "should [be] disclose[d] to the customer that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary." (at 231 no. 11).

84. NASD Notice to Members 99-35 stated that a variable annuity "should [be] recommend[ed] . . . only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation." (at 231 no. 11).

85. Defendants had a number of virtually identical written documents including prospectuses, statements of additional information, sales presentation materials, contracts, and disclosures (so-called), for variable annuities in effect during the Class Period, which defendants used to sell the variable annuities to prospective purchasers.

86. These written materials contained material misrepresentations and material omissions.

87. Defendants selected as targets for their sales campaign persons interested in funding qualified retirement plans. Sales of deferred annuities into qualified retirement plans, based upon these uniform, written documents, have been and continue to be an enormous marketing success for defendants. Defendants have received and continue to receive millions of dollars from the sales of deferred

annuities for qualified retirement plans, which sales were and are predicated upon the materially misleading written documents.

88. The prospectuses, statements of additional information, contracts, disclosures for variable annuities, written sales presentation materials and other written documents, were written by the Insurance Company Defendants and contain on them the name and/or logo of one or more of the Insurance Company Defendants.

89. Since under federal law a variable annuity is always sold pursuant to a prospectus, defendants were legally mandated to always give a prospective purchaser a prospectus prior to purchase. (That prospectus either would contain or would incorporate by reference the registration statement and the statement of additional information.)

90. The Insurance Company Defendants issued the following SEC filings, which the defendants used to sell the variable annuities at issue here to plaintiffs and other members of the Class.

91. Plaintiffs incorporate herein by reference the following uniform, written materials (prospectuses, statements of additional information, registration statements and amendments, and other writings, and any document incorporated by them) which were routinely used to sell the variable annuities at issue.

(a) The following SEC filings, which are incorporated by reference, were issued and used to sell the WRL Series Fund, Inc.: Prospectus and Statement of Additional Information (both dated May 1, 1998 and filed pursuant to Registration Statement); Prospectus and Statement of Additional Information (both dated May 1, 1999); Prospectus as supplemented September 10, 1999; Prospectus and Statement of Additional Information (both dated May 1, 2000); Prospectus and Statement of Additional Information (both as supplemented and amended as of August 30, 2000); Prospectus and Statement of Additional Information (both dated December 1, 2000); Prospectus and Statement of Additional Information (both dated May 1, 2001); Registration Statement Under The Securities Act Of 1933, Post-Effective Amendment No. 45 and Registration Statement Under The Investment Company Act Of 1940, Amendment No. 46 (both filed and effective on May 1, 2001); Registration Statement Under The Securities Act Of 1933, Post-Effective Amendment No. 46 and Registration Statement Under The Investment Company Act Of 1940, Amendment No. 47 (both filed May 2, 2001); Registration Statement Under The Securities Act Of 1933, Post-Effective Amendment No. 47 and Registration Statement Under The Investment Company Act Of 1940, Amendment No. 48 (both filed July 13, 2001 and effective July 16, 2001); and Prospectus supplement of August 27, 2001.

(b) The following SEC filings, which are incorporated by reference, were issued and used to sell the WRL Series Annuity Account: (1) WRL Bellwether Variable Annuity (Prospectuses and Statements of Additional Information dated May 1, 1998, May 1, 1999, May 1, 2000, and May 1, 2001); (2) WRL Freedom Attainer Variable Annuity (Prospectuses and Statements of Additional Information dated May 1, 1998, May 1, 1999, May 1, 2000, and May 1, 2001); (3) WRL Freedom Conqueror Variable Annuity (Prospectuses and Statements of Additional Information dated May 1, 1998, May 1, 1999, May 1, 2000, and May 1, 2001); (4) WRL Freedom Variable Annuity Variable Annuity (Prospectuses and Statements of Additional Information dated May 1, 1998, May 1,

1999, May 1, 2000, and May 1, 2001); (5) WRL Freedom Wealth Creator Variable Annuity (Prospectuses and Statements of Additional Information dated May 1, 1998, May 1, 1999, May 1, 2000, and May 1, 2001); (6) WRL Freedom Premier Variable Annuity (Prospectuses and Statements of Additional Information dated October 8, 1999, May 1, 2000, and May 1, 2001); (7) WRL Freedom Access Variable Annuity (Prospectuses and Statements of Additional Information dated November 9, 1999, May 1, 2000, and upon information and belief May 1, 2001); (8) WRL Freedom Enhancer Variable Annuity (Prospectuses and Statements of Additional Information dated May 17, 2000, and May 1, 2001); and (9) WRL Freedom Select Variable Annuity (Prospectuses and Statements of Additional Information dated September 15, 2000, and May 1, 2001).

(c) The following SEC filings, which are incorporated by reference, were issued and used to sell the WRL Series Annuity Account B: Janus Retirement Advantage Variable Annuity (Prospectuses and Statements of Additional Information dated May 1, 1998; May 1, 1999; May 1, 2000; and May 1, 2001 as supplemented July 31, 2001).

(d) Prospective purchasers of the variable annuities routinely also were given (and had to sign when purchasing) a document from WRL entitled "Disclosure for Variable Annuities" which contained the same material misrepresentations and/or material omissions. Such uniform disclosure for variable annuities, signed by Mr. Johnson, is Exhibit 1 hereto and incorporated herein.

(e) Prospective purchasers of defendants' variable annuities routinely also were given a document from WRL entitled "Disclosure Statement and Application Supplement for Individual Retirement Annuity Flexible Payment

Variable Accumulation Deferred Annuity Contract" which contained the same material misrepresentations and/or material omissions. A copy of such document, given to Mr. Johnson, is Exhibit 2 hereto and incorporated herein by reference.

92. Each of these prospectuses, statements of additional information, written sales presentation materials, contracts and written disclosures for variable annuities, which have been incorporated herein by reference, contained the same or similar material misrepresentations (in essentially identical language) and/or omitted to disclose material facts to plaintiffs and the class members or their employers (who were prospective purchasers of the variable annuities at issue here), by presenting defendants' deferred annuities as appropriate for placement into (among other options) tax-deferred plans or accounts, such as IRAs and 401(k)s.

93. For example, none of the prospectuses, statements of additional information (pursuant to the NASD requirement or otherwise) "disclose[d] to the customer that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary." (emphasis added).

94. A typical prospectus used during the Class Period stated:

> This Contract is available to individuals as well as to certain groups and individual retirement plans. . . .
>
> WHO SHOULD PURCHASE THE CONTRACT? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax

brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth. . . .

INITIAL PURCHASE REQUIREMENTS The initial purchase payment for nonqualified Contracts must be at least $5,000. However, you may make a minimum initial purchase payment of $1,000, rather than $5,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer. For traditional or Roth IRAs, the minimum initial purchase payment is $1,000 and for qualified Contracts other than traditional or Roth IRAs, the minimum initial purchase payment is $50. . . .

QUALIFIED AND NONQUALIFIED CONTRACTS

If you purchase the [variable annuity] Contract under an individual retirement annuity, a 403(b) plan, 457 plan, or pension or profit sharing plan, your Contract is referred to as a qualified Contract.

If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

A qualified Contract may be used in connection with the following plans:

- Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

• Tax-Sheltered Annuity (403(b) Plan): A 403(b) plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.

• Corporate Pension and Profit-Sharing and H.R. 10 Plans: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.

• Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract. (WRL Freedom Wealth Creator, May 1, 2001, at unnumbered first page, 6, 14, 23).

95. This statement also is a material misrepresentation because it recommended tax-deferred variable annuities for tax-deferred retirement accounts.

96. All of the prospectuses, statements of additional information, contracts and written disclosures incorporated herein failed to disclose (pursuant to the NASD Notice or otherwise) the following material facts (among others).

97. Defendants failed to disclose that the deferred annuities defendants sell are not appropriate investments for, and are unsuitable investments for, placement into the purchasers' tax-deferred qualified retirement plans.

98. Defendants failed to disclose that tax benefits (at least as great as those obtained from a variable annuity) were available from an investment in

every one of the following types of contributory (not defined benefit) retirement plans or arrangements qualified for favorable income tax treatment pursuant to Internal Revenue Code sections 401(a), 401(k), 403(a), 403(b), 408(a), 408(b), 408(k), 408(p), 408A, or 457 (which is the Class definition herein, and includes IRAs and 401ks).

99. Defendants failed to disclose that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary.

100. Defendants failed to disclose that the purchase of a tax-deferred annuity in an already tax-deferred retirement account increases the total amount paid by the investor while providing only the same or lesser tax benefit to the investor.

101. The material misrepresentations and material omissions described above were contained in the uniform, written, advertising materials, sales presentations materials, prospectuses, contracts, disclosures, and other written documents prepared, approved, and disseminated by defendants in selling deferred annuities to plaintiffs and other members of the class.

102. The misrepresentations and omissions described above were material. Plaintiffs and other members of the class would not have purchased deferred variable annuities from defendants for placement in their qualified retirement plans if they had been told the truth, instead of having been told the material misrepresentations and material omissions identified above in this section entitled "Defendants' Material Misrepresentations and Omissions."

103. As the result of engaging in the routine conduct of their business or through common sense, each defendant knew or was negligent in not knowing

that their misrepresentations and omissions were material.

104. Each defendant knew or was negligent in not knowing that there was no additional tax benefit from purchasing a tax-deferred variable annuity for an already tax-deferred retirement account.

105. Each defendant knew or was negligent in not knowing that the deferred annuities sold by defendants are never appropriate investments for placement in tax-deferred retirement plans, because defendants knew that earnings on any investment placed in such plans are already tax-deferred.

106. Each defendant knew or was negligent in not knowing that tax benefits (at least as great as those obtained from a variable annuity) were available from an investment in every one of the following types of contributory (not defined benefit) retirement plans or arrangements qualified for favorable income tax treatment pursuant to Internal Revenue Code sections 401(a), 401(k), 403(a), 403(b), 408(a), 408(b), 408(k), 408(p), 408A, or 457 (which is the Class definition herein, and includes IRAs and 401ks).

107. Each defendant knew or was negligent in not knowing that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary.

108. Each defendant knew or was negligent in not knowing that the compound effect of the unnecessary unreasonable and excessive commissions, fees and charges paid for defendants' tax-deferred variable annuities can, over the course of a few decades -- not counting any surrender fees -- consume as much as one-third of a retirement investor's account.

109. Each defendant knew or was negligent in not knowing that the

purchase of a deferred annuity in an already tax-deferred retirement account merely increases the costs, fees and commissions paid by the investor without any additional economic benefit to the investor.

110. Each defendant knew or was negligent in not knowing that commission charges on the purchase of variable annuities generally were at least two to three times higher, and in many cases would be between 20 and 100 times higher, than the purchase for an IRA account of equity securities of the same value.

111. Each defendant knew or was negligent in not knowing that the purchase of a deferred annuity in an already tax-deferred retirement account materially increases the total amount paid by the investor while providing only the same or lesser tax benefit to the investor.

112. Variable annuities are subject to both federal and state regulation including regulation under the federal securities laws.

113. Each defendant knew or was negligent in not knowing that it must obey the applicable laws, rules, and regulations under the federal securities laws, of the United States, including the rules and regulations of the SEC, NASD, and other self-regulatory organizations.

114. Each defendant knew or was negligent in not knowing that the marketing and sale of variable annuities was subject to the unsuitability standard of the NASD.

115. AFSG Securities and WMAS were members of the NASD.

116. Upon information and belief, other AEGON-affiliated entities, either those specifically identified as a defendant herein or "John Doe" defendant(s) generally identified herein, are broker-dealers and members of the NASD.

117. AFSG Securities and WMAS also have compliance, operational, and other manuals.

118. Their respective manuals state that each firm and its employees are subject to and must obey all applicable laws, rules and regulations.

119. The compliance, operational, and other manuals of a registered broker-dealer routinely require all employees to read the manual and to follow the rules contained therein.

120. The NASD routinely disseminates Notices to Members to its members and relevant entities.

121. It is the responsibility of NASD member broker-dealers to obtain and review NASD Notices to Members.

122. The Insurance Company Defendants and WMAS had received NASD Notice to Members 99-35.

123. In its June 2002 report of disciplinary actions for May 2002, the NASD stated that by a letter of Acceptance, Waiver and Consent, WMAS was censured, fined $200,000, and required to pre-file with the NASD's Advertising Regulation Department all advertisements and sales literature ("ASL") prior to their use for a six month period. Without admitting or denying the allegations, WMAS consented to the described sanctions and the entry of findings that it engaged in widespread breaches of NASD Advertising Regulations including "the use of ASL omitting material facts" and "containing misleading statements."

DAMAGES

124. As a direct result of defendants' misconduct, plaintiffs and other members of the class also have paid commissions, fees and charges in excess of

what they would have paid for appropriate and suitable investments placed in an already tax qualified retirement plan. The damages suffered by class members include but are not limited to the following.

125. The initial costs and carrying costs of the already tax-deferred retirement arrangements were materially lower than the initial costs and carrying costs for the purchase of variable annuities.

126. Sales commissions paid to those who sell deferred annuities are two to three times higher than the commissions paid on pure investment products, such as mutual funds -- thus motivating defendants' to target the qualified retirement plan market for selling defendants' deferred annuity products.

127. The mortality insurance features were optional, extra cost items not necessary for qualified plan retirement investors to achieve a tax-favored basis for their investment.

128. Indeed, the mortality and expense charge itself could be approximately 1.40%, or more, annually, which could easily exceed the cost to purchase individual stocks or mutual funds.

129. The insurance features of their deferred annuities provided no benefit or economic value except in the highly remote circumstances of a severe and sudden market collapse of enormous proportions. Moreover, the benefits of annuitization can be obtained by any person at any time as an immediate annuity, and the lock-in of a minimum annuitization rate offered by a deferred annuity at the inception of the contract can have value only if human life expectancy dramatically increased during the annuity's investment phase, the likelihood of which is remote.

130. When present, the death benefits could be purchased far more

economically through a normal term life insurance policy. Moreover, the death benefit insurance feature is rarely invoked, because few of the contracts surrendered due to death during their investment phase involve losses that result in payment of any meaningful death benefit (i.e., investment losses depleting the account value to less than the principal amount invested).

131. Deferred annuities also have back-end loads, or "surrender fees," which are assessed in the event that the contract owner elects to withdraw invested funds prior to the expiration of a contractually specified period. The fees are calculated as a percentage of the withdrawn funds and typically amount to the 6 to 9 percent if the "surrender" occurs in the first year and on a declining scale thereafter for 7 to 10 years. With many contracts, the surrender fee period begins anew for each additional investment of principal after the initial investment. The surrender fees are an inherently unreasonable and excessive annuity fee.

132. With respect to the fixed-rate account option in a variable annuity, the exact amount of the insurer's fee for that annuity, is generally the spread between the return on general account investments (the return on the consumers invested funds) and the interest rate credited to contract owners. These fees are usually substantial, often 2 to 3 percent of the total account value annually.

133. With a variable annuity, the annuity fees are typically in the form of annual asset-based percentage charges assessed against the contract owner's account value. These fees are in addition to the asset-based investment management fees assessed by the managers of the investments. The two major asset-based annuity fees are the daily "mortality and expense-risk" (M&E) charge, which averages 1.25 percent annually according to industry surveys, and the daily

"administration" charge, an additional 0.15 percent annually.

134. A policy maintenance charge of $25 to $40 is assessed annually against annuity accounts.

135. The annuity fees collected by defendants are so high in part because of the high commission rates defendants pay salespersons for the selling of the deferred annuities. If an annuity purchaser decides to terminate his or her investment within the first six or eight years -- i.e., before defendants have had a chance to collect enough in annual annuity fees to cover the sales commission paid to the agent -- the additional surrender fee provides defendants with funds to cover the full amount of commissions. As a result, plaintiffs and the class members are trapped: by the time they realize they are paying exorbitant annual asset-based annuity fees out of their retirement accounts for unwanted "insurance" features which are in fact hidden sales charges, the only way they can extract themselves from the arrangement is to pay a further large asset-based surrender fee, which is used to finance the compensation of the agent that recommended the inappropriate and unsuitable deferred annuity investment in the first place.

136. The compound effect of these unreasonable and excessive annuity fees, commissions and charges, paid by class members for defendants' tax-deferred variable annuities, over the course of a few decades -- not counting any surrender fees -- can consume as much as one-third of a retirement investor's account value compared to a regular investment.

FIRST CLAIM FOR RELIEF
For Violation of § 11 of the Securities Act and
for Control Person Liability Under § 15 of the Securities Act

137. Plaintiffs incorporate each of the foregoing paragraphs as if fully set forth herein.

138. The defendants in this claim under Section 11 of the Securities Act are AFSG Securities, PFL, WRL, WRL Series Fund, Bankers Life, ABC Corp., Inc. 1 through ABC Corp., Inc. 99.

139. These defendants were the issuers and underwriters of the variable annuities at issue here, which were sold pursuant to the prospectuses.

140. The defendant in this claim for control person liability under Section 15 of the Securities Act is AEGON USA.

141. These defendants participated in the preparation of, issued, caused to be issued and participated in the issuance of the Registration Statements, prospectuses and SOAIs (if any), contracts, disclosures and other written documents, each of which was inaccurate and contained material misstatements or failed to disclose, inter alia, certain material facts, as set forth herein.

142. None of these defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements, prospectuses, disclosures and other documents, were true and were not misleading.

143. The section 11 defendants assisted in the preparation of the Registration Statements, prospectuses, disclosures, and other documents, and were required to investigate with due diligence the representations contained therein to confirm that they did not contain material misstatements or omit to state material

facts. AFSG Securities and WRL each did not perform this investigation with due diligence and, indeed, had a substantial direct interest in the success of the offering, as detailed above and, thus, is liable under Section 11 of the Securities Act.

144. The section 11 defendants were responsible for the preparation of the Registration Statements, prospectuses, contracts, disclosures, and other documents, and failed to make a reasonable investigation or possess reasonable grounds for believing that the representations contained in them were true and that they disclosed all material facts.

145. AEGON USA is a controlling person pursuant to Section 15 of the Securities Act, 15 U.S.C. § 77o, through stock ownership and otherwise, and because it controlled the dissemination of the Registration Statements, prospectuses, contracts, disclosures, SOAIs (if any), and other documents, and had and exercised the power and influence to cause the other defendants to engage in the conduct complained of herein, and had the power to cause the other defendants to refrain from the conduct complained of herein.

146. AEGON USA is secondarily liable as a control person of the other defendants primarily liable under Section 15 of the Securities Act.

147. As a direct and proximate result of the material misstatements and omissions in the Registration Statements, prospectuses, SOAIs, disclosures and contracts, hundreds of millions and possibly billions of dollars of variable annuities were sold.

148. Plaintiffs and other Class members purchased their variable annuities without knowledge of the material misstatements or omissions therein.

149. This action was brought within one year after the discovery of

the material misstatements and material omissions and within three years after the variable annuities were offered to the public through the relevant prospectuses.

150. By virtue of the foregoing, the defendants on this Section 11 claim violated Section 11 of the Securities Act and are liable to plaintiffs and the other members of the Class.

151. AEGON USA violated Section 15 of the Securities Act, and is liable to plaintiffs and the other members of the Class.

152. As a direct and proximate result of defendants' unlawful conduct as alleged herein, plaintiffs and the other members of the Class suffered damages in connection with their purchases of the variable annuities during the Class Period.

SECOND CLAIM FOR RELIEF
For Violation of § 12(a)(2) of the Securities Act and
For Control Person Liability Under § 15 of the Securities Act

153. Plaintiffs incorporate each of the foregoing allegations as if fully set forth herein.

154. The defendants in this claim under Section 12 of the Securities Act are WMAS, AEGON Financial, AFSG Securities, PFL, AUSA Life, WRL, WRL Series Fund, Inc., Bankers Life, Transamerica Life Insurance and Annuity Company, ABC Corp., Inc. 1 through ABC Corp., Inc. 99, LMN Corp., Inc. 1 through LMN Corp., Inc. 99, and XYZ Corp., Inc. 1 through XYZ Corp., Inc. 99.

155. Each defendant was a seller, offeror, and/or solicitor of sales of the variable annuities for their financial benefit pursuant to the Registration Statements, prospectuses, SOAIs, contracts, written disclosures and sales presentation materials, in connection with the offering.

156. None of the defendants named in this Count made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements, prospectuses, contracts, disclosures, SOAIs, and other documents, were true, without omissions of any material facts and were not misleading.

157. The Registration Statements, prospectuses, contracts, disclosures, SOAIs, and other documents contained misstatements of material facts and omitted to state other facts necessary to make the statements made not misleading. Defendants' actions of solicitation included but were not limited to the preparation of the materially misleading Registration Statements, prospectuses, contracts, disclosures and other documents disseminated to public investors.

158. Each defendant was responsible for the preparation of the Registration Statements, prospectuses, contracts, disclosures and other documents, and failed to make a reasonable investigation or possess reasonable grounds for believing that the representations contained in those documents were true and that they disclosed all material facts.

159. By virtue of the foregoing, WMAS, AEGON Financial, AFSG Securities, PFL, AUSA Life, WRL, WRL Series Fund, Inc., Bankers Life, ABC Corp., Inc. 1 through ABC Corp., Inc. 99, LMN Corp., Inc. 1 through LMN Corp., Inc. 99, and XYZ Corp., Inc. 1 through XYZ Corp., Inc. 99, are each primarily liable under Section 12 of the Securities Act.

160. The defendants in the claim for control person liability under Section 15 are AEGON USA, as the chief United States parent company for AEGON N.V. and given AEGON USA's ultimate ownership of the other AEGON-

affiliated defendants; AEGON Financial, by virtue of its ownership of AFSG Securities, and World Money Group, Inc. as the parent of WMAS. Each of these defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making and conduct of the respective defendants.

161. AEGON USA, AEGON Financial, and World Money Group are controlling persons pursuant to Section 15 of the Securities Act, 15 U.S.C. § 77o, through stock ownership and otherwise, and because each controlled the dissemination of the prospectuses, contracts, disclosures and other documents, and/or had and exercised the power and influence to cause the defendants it controlled to engage in the conduct complained of herein, and had the power to cause those other defendants to refrain from the conduct complained of herein.

162. Each of these defendants did not have no knowledge of, or reasonable grounds to believe in, the existence of the facts by reason of which the liability of the controlled person is alleged to exist.

163. AEGON USA, AEGON Financial, and World Money Group, Inc., each are secondarily liable as control persons under Section 15 of the Securities Act. Each violated Section 15 of the Securities Act, and is liable to plaintiffs and the other members of the Class.

164. Plaintiffs and other members of the Class purchased the variable annuities issued pursuant to the materially misleading Registration Statements, prospectuses, contracts, disclosures and other documents. Plaintiffs did not know, or in the exercise of due diligence could not have known, of the materially misleading statements and omissions contained in these documents.

165. As a direct and proximate result of defendants' unlawful conduct

as alleged herein, plaintiffs and the other members of the Class suffered damages in connection with their purchases of variable annuities during the Class Period.

166. Plaintiffs, individually and representatively, hereby elect to rescind and tender to the seller those securities that plaintiffs and the other members of the Class continue to own, in return for the consideration paid for those securities together with interest thereon. Plaintiffs and members of the Class who have sold their variable annuity shares are entitled to rescissory damages.

167. This action was brought within one year after discovery of the material misstatements and material omissions and within three years after the variable annuities were offered to the public pursuant to the prospectus.

THIRD CLAIM FOR RELIEF
for Violation of § 80a-33 of the Investment Company Act of 1940
<u>and for Control Person Liability under the '40 Act</u>

168. Plaintiffs incorporate each of the foregoing allegations as if fully set forth herein.

169. The defendants in this claim for liability under the Investment Company Act of 1940 are AFSG Securities, WRL and WRL Series Fund, Inc.

170. As set forth above, in the Registration Statements, prospectuses, contracts, disclosures, SOAIs, and other documents, each defendant made misstatements of material fact and omitted to state in each of those documents facts necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

171. By virtue of the foregoing, each defendant has violated Section 80a-33(b) of the Investment Company Act of 1940, and is liable to plaintiffs and

the other members of the Class.

172. AEGON USA is a controlling person as defined under the Investment Company Act of 1940.

173. AEGON USA violated the Investment Company Act of 1940, and is liable to plaintiffs and the other members of the Class.

174. As a direct and proximate result of defendants' unlawful conduct as alleged herein, plaintiffs and the other members of the Class suffered damages in connection with their purchases of variable annuities during the Class Period.

175. This action was brought within one year after discovery of the material misstatements and material omissions and within three years after the variable annuities were offered to the public pursuant to the relevant prospectuses.

FOURTH CLAIM FOR RELIEF

Declaratory and Injunctive Relief, Against All Defendants

176. Plaintiffs incorporate each of the foregoing allegations as if fully set forth herein.

177. There is a real controversy between the parties which is justiciable in character as alleged in this complaint. On each cause of action stated above, plaintiffs and other members of the class will be irreparably injured in the future by defendants' misconduct to the extent that defendants continue to impose surrender fees upon any plaintiff or class member's election to terminate a deferred annuity contract.

178. Plaintiffs, on behalf of themselves and the other members of the class, seeks a judgment declaring that defendants must cease charging surrender fees, and enjoining defendants from charging or collecting surrender fees with respect to any qualified annuity contract.

179. Plaintiffs, for themselves and on behalf of the class, also seeks injunctive relief enjoining defendants from the solicitation or sale of qualified annuities, and the assessment or collection of fees on such annuities, as defined herein, based upon the conduct described herein.

180. Plaintiffs and other members of the class do not have a plain, adequate, speedy, or complete remedy at law to address the wrongs alleged in this complaint, and will suffer irreparable injury as a result of defendants' misconduct unless injunctive and declaratory relief is granted.

181. By reason of the foregoing, plaintiffs and other members of the class are entitled to declaratory and injunctive relief as set forth above.

FIFTH CLAIM FOR RELIEF
Reformation, Against All Defendants

182. Plaintiffs repeat and reallege the allegations set forth above as if fully set forth herein.

183. As alleged herein, defendants uniformly represented to plaintiffs and other members of the class or their employers that plaintiffs and other members of the class were purchasing or receiving investment products appropriate for placement into plaintiffs' and class members' qualified retirement plans.

184. The deferred annuities provided by defendants contained characteristics and values defendants did not adequately disclose to plaintiffs and other members of the class and which were inconsistent with the parties' agreement, as alleged above. Plaintiffs' and class members' deferred annuity contracts have now been partially performed.

185. As alleged herein, the contracts were procured from plaintiffs

and other members of the class or their employers by defendants as a result of defendants' material misrepresentations and omissions.

186. As a result of the foregoing, plaintiffs and other members of the class are entitled to equitable reformation of the contracts, to provide an appropriate investment product agreed to by the parties.

REQUESTS FOR RELIEF

WHEREFORE, plaintiffs demand judgment individually and on behalf of the Class against defendants jointly and severally as follows:

(a) An order certifying that this action may be maintained as a class action on behalf of the Class;

(b) Compensatory damages in an amount to proven at trial;

(c) An award of prejudgment and postjudgment interest.

(d) An order providing for declaratory and injunctive relief, including the following:

(1) An order declaring defendants' conduct to be in violation of law;

(2) An order declaring that defendants' fees charged or assessed for deferred annuities invested in qualified retirement plans are unreasonable and excessive;

(3) An order enjoining defendants from charging surrender fees with respect to any qualified annuity contract;

(4) An order declaring that defendants must remove unreasonable and excessive fees charged to plaintiffs and other members of the class and restore their contract values accordingly;

(5) An order enjoining defendants from soliciting sales of or selling deferred annuities for placement in qualified retirement plans;

(6) An order reforming plaintiffs and other members of the class' contracts with defendants in accordance with the parties' agreement as described above;

(7) An order awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(8) Other equitable relief that the Court may deem proper.

(e) An award of attorneys' fees and the costs and expenses of this litigation, including experts' fees; and

(f) Any other or further relief that this Court deems just and equitable.

DATED: New York, New York
December 9, 2002

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ, LLP

By: ______________________
Daniel W. Krasner
Robert B. Weintraub
270 Madison Avenue
New York, New York 10016
Tel: (212) 545-4600
Fax: (212) 545-4653

Lead Counsel for Plaintiffs and the Class

CHITWOOD & HARLEY
Craig G. Harley, Georgia Bar No. 326813
Promenade II, Suite 2900
1230 Peachtree Street, NE
Atlanta, Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476

Local Counsel for Plaintiffs and the Class 300524

Exhibit 1

Western Reserve Life Assurance Co. of Ohio ("WRL")
P.O. Box 9051 • Clearwater, FL 33758-9051
DISCLOSURE FOR VARIABLE ANNUITIES

I have applied for a variable annuity contract ("Contract") from WRL. I have received prospectuses for the Contract ("Contract Prospectus") and for the WRL Series Fund, Inc. ("Fund Prospectus").

Applicant's Initials

My Representative has reviewed each of these items with me, and I understand:

A. The following which the prospectuses describe in detail:

1. What am I buying? A variable deferred annuity contract, not a mutual fund or a Certificate of Deposit or other type of bank obligation.
2. Investment options. I can direct my payments to the investment account or to sub-accounts which I select. Each subaccount invests in a corresponding portfolio of an underlying mutual fund with a particular investment objective. In some states, WRL may deduct state premium tax from my payments first.
3. Annual charge. Each year WRL will deduct an Annual Contract Charge, if applicable, from the cash value of the Contract.
4. Subaccount and portfolio fees. Also, both the selected subaccounts and the portfolios in which they invest have certain charges and expenses.
5. Surrender or Cash Withdrawals. These may have certain charges or limits. Withdrawal or surrender charges, if they apply, may be significant and last for several years.
6. Can subaccount values go down? Yes. The investment performance will fluctuate due to market conditions and investment results. Subaccount units, when redeemed, may be worth more or less than when they were purchased.
7. What else can affect my contract values and benefits? Future Contract cash values will also depend on the interest credited to the Fixed Account (if selected) and on the amount and timing of any payments and partial withdrawals I make. Partial withdrawals and any unpaid loans will reduce the amount of death benefit payable.

B. Am I replacing another policy? My application correctly states whether I intend to replace an existing policy or contract to buy this Contract. (To replace includes to surrender, end, change, reduce or withdraw from the existing contract or to borrow more than 25% of its loan value.) If so, I have:

- considered:
  a) any withdrawal charge I may have to pay on the existing contract;
  b) that there may be new withdrawal charges for several years under this Contract;
  c) other fees, charges, investment options and features of both contracts; and
  d) any tax consequences of the exchange.
- reviewed my existing contract with my representative and determined that the replacement is appropriate to my needs or objectives.

C. Taxes. WRL does not give tax or legal advice. I will consult with my own professional tax or legal advisor as I see fit. There is a 10% federal income tax penalty on income distributed before age 59½, subject to certain exceptions. The "Federal Tax Matters" section of the Contract Prospectus gives more information.

D. My needs and objectives. Variable deferred annuities are designed for long-term investors who seek a choice of investment options. I have reviewed my insurable needs and financial objectives with my Representative. I have determined that my Payments are affordable and the Contract is appropriate to my needs or objectives.

Signature of Applicant

Date 10 12 02

I have reviewed each of these items with the applicant:

Name of Applicant (Please Print)

Witness: Agent Agent #

Original - WRL First Copy - Agent Second Copy - Applicant

Exhibit 2

QPD________ **DISCLOSURE STATEMENT AND APPLICATION SUPPLEMENT FOR INDIVIDUAL RETIREMENT ANNUITY FLEXIBLE PAYMENT VARIABLE ACCUMULATION DEFERRED ANNUITY CONTRACT**

I have applied for an Individual Retirement Annuity in an application from Western Reserve Life Assurance Co. of Ohio.I understand that this Individual Retirement Annuity may be revoked within seven days of receipt of this Disclosure Statement only by my written notice of revocation mailed or delivered to: IRA Administrator, Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 33758. In the event I so revoke this Individual Retirement Annuity, I am entitled to a return of the amount set forth under the Right to Examine Contract provision of the annuity.

By accepting this application supplement in conjunction with the contract, I am requesting that the contract be treated as an Individual Retirement Annuity under Section 408(b) of the Internal Revenue Code (hereafter referred to as the Code).

An IRA is an annuity contract that meets the following requirements: (1) the contract must be issued by an insurance company qualified to do business in the state in which the contract was sold; (2) the contract may not be transferable by the owner to any person other than the company selling the product; (3) except in the case of contributions to a simplified employee pension plan ("SEP"), a SIMPLE plan, or rollover contributions (described below), the annual premium for the annuity contract cannot exceed $2,000; (4) the premium must not be fixed; (5) any refund of premiums must be applied toward the payment of future premiums or the purchase of additional benefits before the close of the calendar year following the year of the refund; (6) the entire interest of the owner in the contract must be nonforfeitable; and (7) the contract must comply with certain minimum distribution requirements.

I understand payments must be paid in cash. Payments may be treated as deductions (except in the case of a Rollover or a Transfer) from my gross income for Federal income tax purposes. I must also file IRS Form 5329 with my Federal income tax return if tax is payable because of excess contributions, premature distributions or excess accumulations.

If I receive total distribution from my IRA and from any tax-qualified retirement plans and tax-sheltered annuities in excess of $150,000 for a calendar year, I may be subject to a 15% excise tax on such excess distribution. This excise tax is suspended during the 1997, 1998, and 1999 calendar years.

A distribution to the beneficiary of my IRA will be included in my gross estate for federal estate tax purposes. My designation of a beneficiary to receive distributions from my IRA on or after my death will not be considered a transfer for federal gift tax purposes.

I also understand that:

1. In general, during any taxable year, I am allowed a deduction from my gross income for the amount of my contributions to my individual retirement program, up to the least of the following amounts:
   (a) for contributions that are not made under a savings incentive match plan for employees (SIMPLE), described in Code Section 408(p):
      (1) $2,000; or
      (2) 100% of compensation;
   (b) for contributions made under a SIMPLE plan, a percentage of compensation, as provided in Code Section 408(p)(2)(A), up to a maximum amount of $6,000, indexed for inflation under Code Section 415(d). See Code Section 408(p)(2)(E).

2. In general, if I do not qualify for a SIMPLE IRA and if I make a contribution to a separate individual retirement program for my unemployed spouse (or my employed spouse, if he or she elects to being treated as having no compensation), the total deduction is limited to the least of the following amounts:
   (a) $4,000 - - a maximum of $2,000 per person; or
   (b) 100% of compensation.

   It is my further understanding (except in the case of a Rollover or a transfer) that if I do not qualify for a SIMPLE IRA, no more than $2,000 can be contributed to the account of either spouse during any tax year and that a joint tax return must be filed to receive the full deduction.

3. (a) If I am not married, and not an active participant in an employer-sponsored retirement plan, I may make a fully-deductible contribution to my individual retirement program, up to the limit described in Item 1 above. If I am married and neither I nor my spouse is an active participant in an employer-sponsored retirement plan, I may make a fully-deductible contribution to my individual retirement program, up to the limits described in Item 1 or 2, whichever is applicable. If I (or my spouse, if I file a joint return) am covered by an employer-sponsored retirement plan, my contribution to my individual retirement program will be deductible only to the extent permitted by Item 4 below.

(b) An employer-sponsored retirement plan includes any of the following:
- a qualified pension, profit-sharing or stock bonus plan described in Code Section 401(a) or 401(k);
- a qualified annuity plan described in Code Section 403(a);
- a tax-sheltered annuity or custodial account described in Code Section (403(b);
- a savings incentive match plan for employees (SIMPLE) described in Code Section 408(p);
- a plan established for its employees by the United States, by a State or political subdivision thereof, or an employee or instrumentality of any of the foregoing;
- a Simplified Employed Pension (SEP) (established prior to January 1, 1997)

(c) Whether I am an active participant in an employer-sponsored retirement plan depends on the type of plan that is sponsored. Generally, if my employer sponsored a defined benefit (pension) plan, I am considered to be an active participant if I am eligible to accrue a benefit under the plan. It does not matter for this purpose whether or not I actually do accrue a benefit. If my employer maintains a defined contribution plan, I am generally considered to be an active participant if an employer contribution or forfeiture is credited to my account during the year. I am also considered to be an active participant if I make either voluntary or mandatory contributions to a 401(k) plan or any other employer-sponsored retirement plan, whether or not such contribution is made on a pre-tax or after-tax basis and whether or not my employer contributes to that plan

4. (a) If I (or my spouse, if we file a joint return) am an active participant in an employer-sponsored retirement plan, my ability to deduct the contribution to my individual retirement program will be limited if my adjusted gross income exceeds (determined for IRA purpose) the "applicable amount". The "applicable amount" depends on my marital status and how I file my tax return. If:
- I am single, the applicable amount is $25,000.
- I am married filing jointly, the applicable amount is $40,000.
- I am married filing separately, the applicable amount is $0.

(b) If my adjusted gross income exceeds the "applicable amount" by not more than $10,000 I may still make a deductible contribution to my individual retirement program. However, the deductible amount will be less than $2,000 (or $4,000, if item 2 is applicable). I will consult my tax advisor for details as to how to determine the deductible portion of my contribution.

(c) If my adjusted gross income is less than $35,000 if I am single, $50,000 if I am married filing jointly, or $10,000 if I am married filing separately, then I may make a minimum deductible contribution to my individual retirement program of $200, regardless of the amount calculated above.

5. Even if my deductible contribution to my individual retirement program is limited, I may still contribute up to the limits described in items 1 or 2. The difference between those limits and the deductible amount will not be deductible. However, all earnings on my non-deductible contribution will be tax-deferred until distribution.

6. Contributions to my individual retirement program will be reported on my Form 1040 or 1040A. I must designate the deductible and non-deductible portion of my distribution on that return, as well as the distributions received from my individual retirement programs during the year and the aggregate account balance of all of my individual retirement programs as of the end of the year. If I overstate on my tax return the non-deductible amount, a penalty of $100 will be imposed on each overstatement, unless I can show that the overstatement was due to reasonable cause.

7. The contribution to my individual retirement program (whether or not deductible) must be made by the due date of my tax return, without regard to extensions.

8. For purposes of determining the size of the payments into this contract, only my compensation and earned income for personal services actually rendered may be used (including wages, salaries and professional fees and other amounts received as compensation). If I received alimony or income from a separate maintenance agreement which is includable in my gross income, I may include these amounts as compensation. Earnings from property such as interest, rents and dividends may not be used; neither may compensation not includable in gross income as income earned from sources outside the United States.

9. No deduction from gross income is allowed in respect to a payment in my taxable year in which I attain age 70 1/2 or thereafter.

10. If I make a contribution in excess of the amount that may be contributed to an individual retirement program for any taxable year, an excise tax of 6% of the amount of the excess contribution will be levied on me, unless the excess is refunded to me on or before that date (including any extensions) for filing my income tax return for that taxable year; the 6% excise tax will be levied in each subsequent taxable year as long as the excess contribution remains in the Annuity unless and until the excess is applied to a subsequent year's contribution.

11. This contract must be for the exclusive benefit of me and my beneficiary or beneficiaries. The contract shall be nonforfeitable.

12. This contract is being purchased primarily for retirement purposes at or after my age 59 1/2, but I have the right to surrender it for its cash value prior to retirement.

13. (a) Any benefit payable under the contract will be treated as taxable income includable in gross income under the provisions of the Code, and any distribution prior to my attaining age 59 1/2 will be subject to an additional penalty tax of 10% of the amount of the distribution. If this is a SIMPLE IRA, the penalty tax for any distribution prior to age 59 1/2 will be increased to a total of 25% for distributions during the two year period beginning on the date I first participated in any qualified salary reduction arrangement maintained by my employer to fund the SIMPLE IRA. However, the distributions prior to age 59 1/2 under one of the following circumstances will not be subject to the 10% or 25% additional penalty tax. These include:
   - distributions after my death;
   - distributions made because of my disability;
   - distributions which are part of a scheduled series of substantially equal periodic payments for my life or life expectancy, or the joint lives (or life expectancies) of me and a beneficiary;
   - distributions for medical expenses in excess of 7 1/2% of Adjusted Gross Income for the tax year;
   - distributions for medical care insurance premiums for me and my spouse and my dependents. (To qualify, I must be separated from employment and have received unemployment compensation under any federal or state unemployment compensation law for 12 consecutive weeks.)

   (b) Distributions of my non-deductible contributions are not subject to the 10% additional penalty tax, but this tax will be assessed on the earnings on the non-deductible contributions.

   (c) To the extent permitted by applicable law, tax-free rollovers can be made from one SIMPLE IRA into:
   (1) another SIMPLE IRA; or
   (2) an IRA, after a two-year period has expired since I first participated in a SIMPLE IRA.

   (d) For contributions not made under a SIMPLE IRA, the entire proceeds from my contract can be transferred into an Individual Retirement Account at any time without tax penalty (but no more frequently than once a year, if I obtain possession of the funds and redeposit the funds in an IRA within the 60 day time period).

14. The contract and the benefits provided by it cannot be sold, assigned, alienated or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person, provided that, if I should take any one of these actions (which are prohibited transactions under the Code), my Individual Retirement Annuity will be disqualified and the full value of it will be treated as taxable income under Item 13 above as of the beginning of my taxable year in which the action occurs. In addition, the additional 10% penalty tax may be applicable.

15. Notwithstanding the contents of item 14, the contract can be transferred to a former spouse under a divorce decree or written instrument incidental to such divorce, without such action being considered to be a prohibited transaction resulting in disqualification.

16. Notwithstanding any provision of this agreement to the contrary, the distribution of my interest shall be made in accordance with the minimum distribution requirements of section 408(a)(6) or section 408(b)(3) of the Code and the regulations thereunder, including the incidental death benefit provisions of section 1.401(a)(9)-2 of the proposed regulations, all of which are herein incorporated by reference.

17. My entire interest in the account must be distributed, or begin to be distributed, by my required beginning date, which is the April 1 following the calendar year in which I reach age 70 1/2. For each succeeding year, distribution must be made on or before December 31. By the required beginning date I may elect to have the balance in the account distributed in one of the following forms:
   (a) a single sum payment;
   (b) equal or substantially equal payments over my life;
   (c) equal or substantially equal payments over my life and the life of my designated beneficiary;
   (d) equal or substantially equal payments over a specified period that may not be longer than my life expectancy;
   (e) equal or substantially equal payments over a specified period that may not be longer than the joint life and last survivor expectancy of me and my designated beneficiary.

18. If I die before my entire interest is distributed, the entire remaining interest will be distributed as follows:
   (a) If I die on or after distributions have begun under Paragraph 17, the entire remaining interest must be distributed at least as rapidly as provided under Paragraph 17.
   (b) If I die before distributions have begun under Paragraph 17, the entire remaining interest must be distributed as elected by me or, if I have not so elected, as elected by the beneficiary or beneficiaries, as follows:
   (1) by December 31st of the year containing the fifth anniversary of my death; or
   (2) in equal or substantially equal payments over the life or life expectancy of the designated beneficiary or beneficiaries starting by December 31st of the year following the year of my death. If, however, the beneficiary is my surviving spouse, then this distribution is not required to begin before December 31st of the year in which I would have turned 70 1/2.

19. Unless otherwise elected by me prior to the commencement of distributions under Paragraph 17, or, if applicable, by my surviving spouse where I die before distributions have commenced, life expectancies of me or my spouse as beneficiary shall be recalculated annually for the purpose of distributions under Paragraphs 17 and 18. An election not to recalculate shall be irrevocable and shall apply to all subsequent years. The life expectancy of my nonspouse beneficiary shall not be recalculated.

20. I may satisfy the minimum distribution requirements under section 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, as the owner of two or more IRAs I may use the "alternative method" described in Notice 88-38, 1988-1 C.B.24, to satisfy the minimum distribution requirements described above.

21. To the extent that a distribution to me constitutes a return of my non-deductible individual retirement program contributions, such amount will not be includable in income. I will consult my tax advisor for information as to how to determine the taxable portion of my distribution.

22. Taxable distributions from my annuity will be taxed as ordinary income in the year received regardless of their source. I will have Federal income tax withheld from an individual retirement program distribution unless I elect otherwise. Generally, if the distribution is to be delivered outside the United States, a 30% tax withholding must be applied.

23. The contract will be amended as and when necessary in order to comply with the provisions of the Code and regulations thereunder.

24. The value of my IRA is based upon the value of the Accumulation Units allocated to me, which depends on the amount of my Purchase Payment. The minimum initial Purchase Payment is the minimum initial purchase price as stated in the Prospectus. The Accumulation Unit value will vary from one Valuation Period to the next depending on the investment results experienced by each Sub-Account to which I have allocated Purchase Payments within the Series Account. The value of an Accumulation Unit per each Sub-Account at the close of a Valuation Period is determined by multiplying the Accumulation Unit Value for that Sub-Account at the close of the immediately preceding Valuation Period by the experience factor for that Sub-Account for the current Valuation Period. In calculating a Sub-Account's experience factor, the net asset value for each share of the Portfolio of the Fund at the end of the current Valuation Period is increased by the amount per Portfolio share of any dividend or capital gain distribution declared by the Portfolio during the current Valuation Period, and decreased by a per Portfolio share charge for taxes, if any. The total is divided by the net asset value per Portfolio share at the end of the preceding Valuation Period and decreased by a per Portfolio share charge for taxes, if any. A charge equal to either 1.25% or 1.40% as declared in the Contract, on an annual basis, of the net assets for each day in the Valuation Period is subtracted to compensate Western Reserve Life for certain mortality and expense risks. Earnings or growth in the value of my IRA, however, can neither be guaranteed nor projected.

25. A Contingent Deferred Sales Charge ("CDSC") may be imposed upon withdrawal from or Surrender of my IRA. The charge is a percentage of the amount withdrawn or surrendered and is stated in the Prospectus and the Variable Annuity Contract. The Prospectus includes an example of how to calculate the CDSC. (WRL Freedom Bellwether Variable Annuity has no CDSC.)

26. State premium taxes, if any, will be deducted from either the gross purchase payment, the amount surrendered or withdrawn, or from the annuity purchase value at distribution, as required by state law. Unless waived by Western Reserve Life, a collection fee of $1.25 will be deducted from purchase payments under payment modes other than annual or single pay plans. An administration fee of $30 will be deducted annually on the anniversary of the annuity or upon surrender of the annuity. After 12 free transfers of contract values from a Sub-Account each year, there will be a $10 transfer charge for additional transfers. The values of the annuity held in the Series Account can be neither guaranteed nor projected.

27. The WESTERN RESERVE LIFE Individual Retirement Annuity has not been filed with Internal Revenue Service for approval. A determination as to the form of the IRA Annuity does not represent a determination by the IRS of the merits of the annuity as an investment.

28. Additional Information in respect to Individual Retirement annuities, accounts and bonds, may be obtained from any district office of the Internal Revenue Service (in the form of Publication 590 particularly).